UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	0-24976

CROWN PACIFIC PARTNERS, L.P.

(Exact name of registrant as specified in its charter)

805 SW Broadway Street, Suite 1500
Portland, Oregon 97205
503-274-2300

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Units

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:	None

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Crown Pacific Partners, L.P. has duly caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	December 31, 2004	CROWN PACIFIC PARTNERS, L.P.

		By:	Crown Pacific Management Limited Partnership, as General Partner

		By:	/s/ Steven E. Dietrich
Steven E. Dietrich
Senior Vice President, Chief Financial Officer and Treasurer
(Duly Authorized Officer and Principal Financial and Accounting Officer)

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934.  The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed.  It may be signed by an officer of the registrant, by counsel or by any other duly authorized person.  The name and title of the person signing the form shall be typed or printed under the signature.